ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
Philip magri, esq.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in FL and NY

March 23, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 008, LLC
Offering Statement on Form 1-A
Filed February 27, 2020
File No. 024-11165

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 008, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on February 27, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original filing of the Form 1-A filed on February 27, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated March 20, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed on February 27, 2020

Dilution, page 27

Comment 1. We are unable to calculate the estimated net book value per share after giving effect to the proceeds of the offering and payment of the true-up. Please show us how you computed the estimated net tangible book value per share after the offering and the amount of dilution in the net tangible book value per share. If necessary, please revise your disclosure accordingly.

Office of Trade & Services Division of Corporate Finance Securities and Exchange Commission March 23, 2020 Page 2

Response 1. Following the offering, the Company will own the Painting (a tangible asset) and will have no other assets or liabilities. The Painting will be recorded on the Company’s consolidated financial statements at its cost basis of $1,168,065 and the Company will have 64,245 Class A ordinary shares issued and outstanding. Net tangible book value per share was calculated by dividing $1,168,065 by 64,245, which results in a net tangible book value per Class A ordinary share of $18.18. Such amount represents dilution of $1.82 per Class A ordinary share, or 9.1% of the $20.00 offering price per Class A ordinary share. The true-up of $116,835, equals 9.1% of the total offering size of $1,284,900, so the dilution attributable to the true-up equals 9.1%.

Comment 2. We are unable to compute the number and percentages of shares of Class A common stock Masterworks would receive upon conversion of 100% of the Class B shares based on the amounts presented in the table at the bottom of the page and the formula for the conversion. Please show us how you computed the amounts disclosed assuming the hypothetical Class A share values presented. In addition, if the hypothetical Class A share values presented do not represent the assumed volume weighted average trading prices (VWAPs), please revise to disclose the assumed VWAPs rather than the hypothetical Class A share values presently disclosed.

Response 2. The starting point for calculating the number and percentage of Class A shares issuable upon conversion of the Class B shares (the “Conversion Shares”) is a determination of the “Value Increase,” which equals the aggregate value of outstanding shares, minus the product of (i) the number of Class A shares outstanding and (ii) $20.00. In non-mathematical terms, the Value Increase is the amount by which the equity value of the entire Company exceeds the cost basis of the outstanding Class A shares (valued at $20 per Class A share), which immediately following the offering would equal the offering amount of $1,284,900.

The Company will have no indebtedness, so the value of the Company equals the value of the Class A shares, plus the value of the Class B shares. At any point in time the value of the Class A shares will be known and will be based on the volume weighted trading price or, if there is no adequate trading market, an appraisal. If the value of a single Class A share is $30.00 and there are 64,245 shares outstanding, the value of the Class A shares will be $1,927,350, which is $642,450 more than the cost basis of the Class A shares sold in the offering. Since the Class A shares are entitled to receive 80% of the Value Increase, $642,450 equals 80% of the aggregate Value Increase. From this point, the next step is to calculate the total Value Increase (“VI”). The following formulas reflect the calculation at a $30 per Class A share value.

VI = Value of Class A shares + Value of Class B shares – Cost basis of Class A shares

VI = $1,927,350 + Value of Class B Shares - $1,284,900

VI = $642,450 + Value of Class B Shares

Since the Class B Shares represent a 20% profit interest the value of the Class B Shares is equal to 20% of the VI

Accordingly 80% of the VI is attributable to the Class A Shares and the remaining 20% of the VI is attributable to (and represents the value of) the Class B Shares, therefore, to complete the calculation of VI, the following formula applies:

$642,450 = VI multiplied by .80

(divide both sides by .80)

VI = $803,063

The remainder of the calculation of the number and percentage of Conversion Shares is as set forth below:

(A) VI = $803,063, multiplied by

(B) Conversion Percentage = 100%, multiplied by

(C) 20%, divided by

(D) $30.00

Office of Trade & Services Division of Corporate Finance Securities and Exchange Commission March 23, 2020 Page 3

$30 Class A Share value = ((A)$803,063 X (B)100% X (C)20% ) / (D)$30.00

= 5,354 Conversion Shares (rounded)

5,354 Conversion Shares is equal to 7.69% of the total Class A shares outstanding, calculated as follows:

Initial Class A Shares (64,245) + Class A shares issuable upon Conversion (5,354) = the number of Conversion Shares (5,354) divided by 69,599 Class A shares outstanding = 7.69%.

The number and percentage of Conversion Shares at the other assumed Class A Share Values included in the table are as follows:

$40 Class A Share value = ((A)$1,606,125 X (B)100% X (C)20% ) / (D) $40.00

= 8,031 Conversion Shares (rounded), or 11.11%;

$50 Class A Share value = ((A)$2,409,188 X (B)100% X (C)20% ) / (D)$50.00

= 9,637 Conversion Shares (rounded), or 13.04%; and

$60 Class A Share value = ((A)$3,212,250 X (B)100% X (C)20% ) / (D)$60.00

= 10,708 Conversion Shares (rounded), or 14.29%.

The hypothetical Class A share values represent the assumed VWAP, or in the absence of a trading market, the appraised fair value of the Class A Shares, which, in either case, is assumed to be the amount that a Class A share would receive upon liquidation of the Company.

Exhibits

Comment 3. We note that Section 11 of the form of subscription agreement contains a jury waiver provision. Please revise your disclosure in the offering circular to describe the provision and to state, as you do in the agreement, that it does not apply to claims under the federal securities laws.

Response 3. In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 72 of the Offering Circular to describe the waiver and state that it does not apply to claims under Federal securities laws.

Comment 4. We note that you have relied and expect that investors will rely on the appraisal that is attached as an exhibit to the Intercompany Agreement. Please file an appraiser’s consent as contemplated by Item 17, paragraph 11, of Form 1-A, or tell us why you are not required to do so.

Response 4. The Company respectfully advises the Staff that it does not necessarily agree with the assertion that it expects investors to “rely” on the appraisal. The Company has not emphasized the value of the appraisal for investment purposes and has clearly stated multiple times in the Offering Circular that undue emphasis should not be placed on the appraisal. While the Company believes the existence of the appraisal and the methodology used by the appraisal company in forming its opinion is potentially valuable information, the description of the appraisal (and the language in the actual appraisal) contains significant qualifications and limitations. In light of those limitations and qualifications, the Company does not believe the appraisal is “material” information for investors in formulating an investment decision in the Company or that it should be “relied upon”. Although the Company does believe the appraisal is part of the total mix of information that is potentially relevant to an investment in the Company, in response to the Staff’s comment, the Company has removed all references to the appraisal from the revised Offering Circular and has refiled Exhibit 6.2 to remove the appraisal.

Office of Trade & Services Division of Corporate Finance Securities and Exchange Commission March 23, 2020 Page 4

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Robert Shapiro/U.S. Securities and Exchange Commission
Bill Thompson /U.S. Securities and Exchange Commission
Daniel Morris/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 008, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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